UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K/A

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2024

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Explanatory Note

This Form 6-K/A amends “Shinhan Financial Group’s Board made a resolution to issue KRW-denominated Write-down Contingent Capital Securities” furnished on Form 6-K (Film Number : 241527848) by Shinhan Financial Group (hereafter “SFG”) on 5 December, 2024.

The amendment is to notify that a duplicated discloser was made due to technical glitch at the time of disclosure. “Shinhan Financial Group’s Board made a resolution to issue KRW-denominated Write-down Contingent Capital Securities” furnished on Form 6-K (Film Number : 241527848) is duplicate disclosure of “Shinhan Financial Group’s Board made a resolution to issue KRW-denominated Write-down Contingent Capital Securities” furnished on Form 6-K (Film Number : 241527796).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: December 6, 2024	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer